For Immediate Release

Nordion Reports Fourth Quarter and Fiscal 2012 Financial Results; Provides Fiscal 2013 Outlook

•	Fourth quarter fiscal 2012 revenue of $74.7 million, up 1% from fiscal 2011; full year revenue of $244.8 million, down 11% from fiscal 2011
•	TheraSphere® revenue for fourth quarter fiscal 2012 increased to $12.0 million, up 10% from fourth quarter fiscal 2011; full year TheraSphere revenue was up 14% from fiscal 2011
•	Extended Mo-99 contract with Lantheus Medical Imaging for two additional years to 2015

Nordion reports in U.S. dollars unless otherwise specified

OTTAWA, CANADA – January 28, 2013 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today reported results for the fiscal fourth quarter and year ended October 31, 2012. The Company generated $74.7 million in revenue for the fourth quarter fiscal 2012, an increase of $0.7 million, or 1%, over revenue of $74.0 million for the same period in fiscal 2011. Revenue for full year fiscal 2012 was $244.8 million, down 11% from revenue of $274.0 million in fiscal 2011.

Excluding the specified items shown on the attached non-GAAP reconciliation table, adjusted net income for the fourth quarter increased to $21.4 million from adjusted net income of $18.7 million during the same period in the previous fiscal year. Nordion had a GAAP net loss of $43.5 million in its fiscal 2012 fourth quarter, compared with GAAP net income of $6.9 million in the fourth quarter fiscal 2011. Fourth-quarter adjusted non-GAAP earnings per share (EPS) increased to $0.34 compared with $0.30 non-GAAP EPS in the fourth quarter of 2011. A GAAP loss per share (LPS) of $0.70 was recorded in the fourth quarter of 2012 versus an $0.11 EPS in the same period last year.

Adjusted net income for full year fiscal 2012 decreased to $48.7 million from $49.9 million in fiscal 2011. Fiscal 2012 GAAP net loss was $28.9 million, compared with net income of $16.8 million in fiscal 2011. Fiscal 2012 adjusted non-GAAP EPS was $0.79 compared to $0.77 for fiscal 2011. GAAP LPS of $0.47 in the fiscal 2012 decreased versus $0.26 GAAP EPS in the same period last year.

“Nordion capped off the fiscal year with solid fourth quarter operational results, as revenue and gross margins strengthened across the business,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “While we continue to work through some uncertainty, we made progress during the quarter, completing the organizational realignment, thereby positioning the Company for improved execution.”

Consolidated Financial Results
GAAP
	Three months ended October 31			Twelve months ended October 31
(thousands of U.S. dollars, except when noted)	2012	2011	% Change	2012	2011	% Change
Revenues	$74,671	74,000	1%	$244,840	$274,027	(11%)

Gross margin	59%	57%	2%	55%	54%	1%

Net (loss) income	$(43,505)	6,901	(730%)	$(28,869)	$16,847	(271%)

Diluted (loss) earnings per share	$(0.70)	0.11	(736%)	$(0.47)	$0.26	(281%)

Cash and cash equivalents	$109,360	74,067	48%	$109,360	$74,067	48%

Weighted average number of Common shares outstanding – diluted (thousands of shares)	61,947	63,031	(2%)	62,030	64,809	(4%)

Non-GAAP1	Three months ended October 31			Twelve months ended October 31
(thousands of U.S. dollars, except when noted)	2012	2011	% Change	2012	2011	% Change
Adjusted net income	$21,350	18,708	14%	$48,747	$49,833	(2%)

Adjusted diluted earnings per share	$0.34	0.30	13%	$0.79	$0.77	2%
1 See Non-GAAP reconciliation table at the end of this release

Progress Made Subsequent to Fourth Quarter Fiscal 2012
Engaging in Review of Strategic Alternatives
With a view to enhancing shareholder value and creating new opportunities the Company has initiated a review of strategic alternatives. Jefferies & Company has been engaged to advise and assist in this review. No decision has been made to enter into any specific strategic transaction or any other strategic alternative at this time, and there can be no assurance that Nordion will enter into a transaction in the future. The Company does not plan to disclose or comment on developments regarding the strategic review process until further disclosure is deemed appropriate. Nordion intends to continue with planned business activities throughout the strategic alternatives review process.
Credit Facility
On January 25, 2013, Nordion entered an $80 million Amended and Restated senior secured credit facility agreement with the Toronto-Dominion Bank and a select group of other financial institutions. The credit facilities consist of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credit. The latter facility will be fully secured including a specific pledge of cash collateral. Cash pledged against the facility will be reported as restricted cash and will be unavailable for operation.

AECL Arbitration and Claim Update
In fourth quarter fiscal 2012, Nordion also announced that the arbitration tribunal dismissed AECL’s counterclaim against Nordion for damages for breach of contract in the amount of $250 million and other relief. The appeal period has expired and neither party appealed the decision. The arbitrators have yet to decide on the issue of costs, and requested that Nordion and AECL make submissions. AECL has submitted total arbitration-related costs of approximately $46 million. The tribunal is expected to schedule proceedings to hear both parties during the Company’s second quarter fiscal 2013. As the decision of the tribunal favoured AECL, Nordion may be responsible for a portion of AECL’s costs, which could be material. Nordion is currently assessing the legal merits and financial implications of AECL’s cost submission.

On January 18, 2013, Nordion filed an amended statement of claim against AECL in the Ontario Superior Court of Justice in relation to the 1996 Isotope Production Facilities Agreement (IPFA). The claim requests damages in the amount of $243.5 million for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs.

Fourth Quarter and Fiscal 2012 Segment Results
Following the strategic organizational realignment announced on September 12, 2012, the sole product that is now reported in Targeted Therapies is Nordion’s innovative liver cancer treatment, TheraSphere®. Contract Manufacturing is now reported under Medical Isotopes.

Targeted Therapies
TheraSphere® revenue for fourth quarter fiscal 2012 of $12.0 million increased by $1.1 million or 10% compared with fourth quarter fiscal 2011. Targeted Therapies revenue for fiscal 2012 of $48.5 million increased by $5.9 million or 14% compared with fiscal 2011.

The annual increase in TheraSphere revenue was primarily due to adoption by new clinics. Management believes the continued growth of TheraSphere is attributable to positive perceptions regarding TheraSphere, including its simplified delivery system, it is well-tolerated by patients, and offering of custom doses, and the Company’s investment in global sales and marketing.

Sterilization Technologies
Sterilization Technologies revenue for fourth quarter fiscal 2012 of $32.3 million decreased by $0.2 million or 0.5% compared with fourth quarter fiscal 2011. Revenue from Cobalt of $31.0 million in fourth quarter fiscal 2012 increased by $2.9 million or 10% due to increased shipments during this period. Additionally, the volume of Cobalt-60 shipped in the second half of fiscal 2012 was more than twice the volume shipped in the first half of fiscal 2012.

Sterilization-Other revenue of $1.3 million decreased by $3.1 million or 70% in fourth quarter fiscal 2012, compared with fourth quarter fiscal 2011. No production irradiators were shipped during the quarter; however there was one shipped in fourth quarter fiscal 2011.

Overall Sterilization Technologies revenue for fiscal 2012 of $95.4 million, decreased by $13.2 million or 12% compared with fiscal 2011. Cobalt revenue of $92.4 million in fiscal 2012 decreased by $4.6 million or 5% compared with fiscal 2011. Sterilization-Other revenue of $3.0 million was down $8.6 million or 74% over the same period of the prior year.

Medical Isotopes
Medical Isotopes revenue for fourth quarter fiscal 2012 of $30.3 million decreased by $0.3 million or 1% compared with fourth quarter fiscal 2011. Reactor isotopes revenue of $24.8 million in fourth quarter fiscal 2012, increased by $2.9 million or 13% primarily due to additional revenue the Company recognized for a short fall in Mo-99 orders below minimum contract commitments from a customer during the quarter. Cyclotron isotopes revenue of $3.6 million increased by $0.3 million or 10%, and Contract Manufacturing revenue of $2.0 million decreased by $3.5 million or 64%, compared with the same period of the prior year.

Medical Isotopes revenue for fiscal 2012 of $101.0 million decreased by $21.8 million or 18% compared with fiscal 2011. Reactor isotopes revenue of $77.4 million decreased by $7.7 million or 9% in fiscal 2012 due to lower volume demand and pricing from customers. Cyclotron isotopes revenue for fiscal 2012 of $15.5 million decreased by $3.0 million or 16% compared with fiscal 2011 due to a decrease in sales volumes. Contract Manufacturing revenue for fiscal 2012 of $8.1 million declined by $11.2 million or 58% year-over-year due to CardioGen-82®, which Nordion has not manufactured since first quarter fiscal 2011, and the completion of development projects in 2011.

Corporate and Other
Corporate and Other segment loss was $1.3 million in fourth quarter fiscal 2012, up $0.9 million or 289%, compared with the fourth quarter fiscal 2011. The main driver of this increase was foreign exchange gains and tax and insurance credits in the fourth quarter of fiscal 2011 partially offset by lower stock based compensation in fiscal 2012.

Corporate and Other segment loss of $8.7 million in fiscal 2012 decreased by $3.7 million or 30% from $12.4 million of segment loss incurred in fiscal 2011. Corporate SG&A expense for fiscal 2012 increased by $2.1 million or 27% from fiscal 2011 due to a favorable insurance adjustment made in fiscal 2011. Other (income) expenses, net improved $5.8 million compared to fiscal 2011 primarily due to a lower foreign exchange loss in fiscal 2012, compared with fiscal 2011.

Nordion recorded $24.1 million of Other expenses, net in fourth quarter of fiscal 2012 relating to ongoing litigation matters.

Fiscal 2013 Outlook Summary
The following is a summary of Nordion’s outlook for fiscal 2013. Please refer to Nordion’s fiscal 2012 Management’s Discussion and Analysis for a more comprehensive outlook and discussion.

Targeted Therapies
•	TheraSphere revenue is expected to grow in the mid-teen percentage range in fiscal 2013;
•	Phase 3 clinical trial spending is expected to be in the range of $6 million to $8 million in fiscal 2013; and,
•	Nordion intends to make significant additional investments in fiscal 2013 to support TheraSphere’s long-term global growth.

Sterilization Technologies
•	In fiscal 2013, Sterilization Technologies revenue is expected to be approximately the same as in fiscal 2012. Co-60 revenue is expected to be similar to fiscal 2012;
•	The fiscal 2013 quarterly profile of Co-60 revenue is expected to be similar to fiscal 2012, with higher shipments in the second half of fiscal 2013 compared with the first half; and,
•	Currently, Nordion does not have orders for production irradiators.

Medical Isotopes
•	Total Medical Isotopes revenue is expected to decline approximately 20% in fiscal 2013, compared with fiscal 2012.

Corporate SG&A
•	Fiscal 2013 corporate SG&A is expected to increase compared with fiscal 2012 corporate SG&A due to additional investment in the Company’s compliance efforts to support global operations.

Other
•
Pension expense is expected to increase by approximately $7 million in fiscal 2013. The increase in pension expense is expected to impact SG&A across the Targeted Therapies, Sterilization Technologies and Medical Isotopes business segments; and,

•	Spending on the internal investigation currently is expected to be approximately $10 million in fiscal 2013.

A full copy of Nordion’s fourth quarter and fiscal 2012 Management’s Discussion and Analysis and the financial statements and notes can be downloaded at www.nordion.com/investors.

Nordion has filed its 2012 Annual Report on Form 40-F with the Securities and Exchange Commission, including its audited consolidated financial statements and notes for the year ended October 31, 2012, and related management’s discussion and analysis. To view the Company’s annual disclosure documents, visit Nordion’s website at www.nordion.com/investors. Print copies can be ordered on the Company’s website free of charge upon request at www.nordion.com/investors/report_request_form.asp.

Conference Call
Nordion will hold a conference call on Monday, January 28, 2013 at 10:00 am ET to discuss its fourth quarter and year-end fiscal 2012 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at http://www.nordion.com/webcasts. To participate, please dial 1-866-223-7781 (toll-free North America) or 1-416-340-8018 (International).

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of targeted therapies, sterilization technologies, and medical isotopes that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees worldwide. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of applicable securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact.  The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2012 Annual Information Form (AIF). Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, fluctuations in supply and demand, pricing pressures and rising costs, changes in currency and exchange rates and potential adverse developments in new and pending legal proceedings or regulatory investigations, as well as the risk factors which are described in section 5 of our 2012 AIF and in our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission, and our success in anticipating and managing those risks. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Non-GAAP Information

To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the company uses non-GAAP financial measures such as adjusted net income and adjusted earnings per share. Non-GAAP financial measures exclude certain items, such as restructuring charges and recovery, change in fair value of embedded derivatives, AECL arbitration and legal fees, loss and gains on sales of investments, loss or gains on discontinued operations, and tax effects on adjusted items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the company's core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x 1022
tamra.benjamin@nordion.com

Segment Financial Results (with reconciliation to net (loss) income)
	Three months ended October 31			Year ended October 31
(thousands of U.S. dollars, except per share amounts)	2012	2011	% Change	2012	2011	% Change
Revenues
Targeted Therapies	$12,023	$10,884	10%	$48,451	$42,576	14%
Sterilization Technologies	32,311	32,467	-	95,434	108,662	(12%)
Medical Isotopes	30,337	30,649	(1%)	100,955	122,789	(18%)
Consolidated segment revenues from continuing operations	$74,671	$74,000	1%	$244,840	$274,027	(11%)

Segment earnings (loss)
Targeted Therapies	$2,809	$2,196	23%	$14,078	$12,652	11%
Sterilization Technologies	16,676	14,480	15%	39,037	46,140	(15%)
Medical Isotopes	11,251	11,411	(1%)	29,439	38,342	(23%)
Corporate and Other	(1,273)	(327)	(289%)	(8,706)	(12,358)	30%
Total segment earnings	$29,463	$27,760	6%	$73,848	$84,776	(13%)

Depreciation and amortization	3,233	5,700	(43%)	17,080	22,375	(24%)
Restructuring charges, net	2,480	1,016	144%	1,781	1,592	12%
AECL arbitration and legal costs	802	2,466	(67%)	5,576	12,172	(54%)
Litigation accruals	24,058	-	100%	24,058	-	100%
Internal investigation costs	8,471	-	100%	9,827	-	100%
Change in fair value of embedded derivatives	3,603	12,970	(72%)	12,020	(2,649)	(554%)
Loss on Celerion note receivable	-	-	-	2,411	-	100%
Gain on sale of investment	-	-	-	-	(1,691)	(100%)
Consolidated operating (loss) income from continuing operations	$(13,184)	$5,608	(335%)	$1,095	$52,977	(98%)

Net interest income	1,308	1,591	(18%)	2,429	7,775	(69%)
Equity loss	-	-	-	-	(128)	(100%)
Income tax expense	(31,629)	(700)	(442%)	(32,393)	(17,122)	(89%)
Income (loss) from discontinued operations net of income taxes	-	402	(100%)	-	(26,655)	(100%)
Net (loss) income	$(43,505)	$6,901	(730%)	$(28,869)	$16,847	(271%)

Non-GAAP Reconciliation

Three months ended October 31				Year ended October 31
(thousands of U.S. dollars, except per share amounts)	2012	2011	% Change	2012	2011	% Change
Net (loss) income	$(43,505)	$6,901	(730%)	$(28,869)	$16,847	(271%)
Adjusted for specified items:
Restructuring charges, net	2,480	1,016	144%	1,781	1,592	12%
Change in fair value of embedded derivatives	3,603	12,970	(72%)	12,020	(2,649)	554%
AECL arbitration and legal fees	802	2,466	(67%)	5,576	12,172	(54%)
Litigation accruals	24,058	-	100%	24,058	-	100%
Internal investigation costs	8,471	-	100%	9,827	-	100%
Loss on Celerion note receivable	-	-	-	2,411	-	100%
Gain on sale of investment	-	-	-	-	(1,691)	100%
Tax effect on specified items listed above	(9,920)	(4,243)	134%	(13,418)	(3,043)	341%
Valuation allowance on deferred tax assets	35,361	-	100%	35,361	-	100%
(Income) loss on discontinued operations, net of tax	-	(402)	(100%)	-	26,655	(100%)
Adjusted net income	$21,350	$18,708	14%	$48,747	$49,883	(2%)

Diluted (loss) earnings per share	(0.70)	0.11	(736%)	(0.47)	0.26	(281%)
Adjusted diluted earnings per share	0.34	0.30	13%	0.79	0.77	2%
Weighted average number of Common shares outstanding – diluted (thousands of shares)	61,947	63,031	(2%)	62,030	64,809	(4%)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at October 31 (thousands of U.S. dollars, except share amounts)	2012	2011
ASSETS
Current assets
Cash and cash equivalents	$109,360	$74,067
Accounts receivable	46,488	38,999
Notes receivable	4,004	16,061
Inventories	33,977	30,595
Income taxes recoverable	23,951	22,857
Current portion of deferred tax assets	4,141	7,661
Other current assets	2,042	13,842
Assets of discontinued operations	-	936
Total current assets	223,963	205,018

Property, plant and equipment, net	88,217	97,690
Deferred tax assets	52,855	73,237
Long-term investments	1,450	1,473
Other long-term assets	62,096	81,245
Total assets	$428,581	$458,663
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$18,783	$13,661
Accrued liabilities	80,322	52,914
Income taxes payable	9,494	4,238
Current portion of long-term debt	4,190	4,156
Current portion of deferred revenue	1,500	1,820
Liabilities of discontinued operations	-	4,079
Total current liabilities	114,289	80,868

Long-term debt	39,141	40,174
Deferred revenue	1,958	3,855
Long-term income taxes payable	3,960	9,369
Other long-term liabilities	74,468	39,619
Total liabilities	233,816	173,885

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,909,101 and 62,378,521, respectively;	252,168	254,076
Additional paid-in capital	84,726	83,159
Accumulated deficit	(265,474)	(216,789)
Accumulated other comprehensive income	123,345	164,332
Total shareholders’ equity	194,765	284,778
Total liabilities and shareholders’ equity	$428,581	$458,663

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended October 31 (thousands of U.S. dollars, except per share amounts)	2012	2011
Revenues	$244,840	$274,027
Costs and expenses
Direct cost of revenues	110,992	126,076
Selling, general and administration	69,831	65,107
Depreciation and amortization	17,080	22,375
Restructuring charges, net	1,781	1,592
Change in fair value of embedded derivative	12,020	(2,649)
Other expenses, net	32,041	8,549
Total costs and expenses	243,745	221,050
Operating income from continuing operations	1,095	52,977
Interest expense	(4,406)	(2,499)
Interest and dividend income	6,835	10,274
Equity loss	-	(128)
Income from continuing operations before income taxes	3,524	60,624
Income tax expense
-current	(5,744)	13,456
-deferred	38,137	3,666
	32,393	17,122
(Loss) income from continuing operations	(28,869)	43,502
Loss from discontinued operations, net of income taxes	-	(26,655)
Net (loss) income	$(28,869)	$16,847

Basic and diluted (loss) earnings per share
- from continuing operations	$(0.47)	$0.67
- from discontinued operations	-	(0.41)
Basic and diluted (loss) earnings per share	$(0.47)	$0.26

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 31 (thousands of U.S. dollars)	2012	2011
Operating activities
Net (loss) income	$(28,869)	$16,847
Loss from discontinued operations, net of income taxes	-	(26,655)
(Loss) income from continuing operations	(28,869)	43,502
Adjustments to reconcile net loss to cash provided by (used in) operating activities relating to continuing operations:
Items not affecting current cash flows	84,394	27,063
Changes in operating assets and liabilities	7,871	(33,456)
Cash provided by operating activities of continuing operations	63,396	37,109
Cash used in operating activities of discontinued operations	-	(18,592)
Cash provided by operating activities	63,396	18,517
Investing activities
Purchase of property, plant and equipment	(7,384)	(6,732)
Decrease in restricted cash	1,941	26,592
Proceeds on sale of long-term investments	-	1,668
Cash (used in) provided by investing activities of continuing operations	(5,443)	21,528
Cash (used in) investing activities of discontinued operations	-	(18,412)
Cash (used in) provided by investing activities	(5,443)	3,116
Financing activities
Payment of cash dividends	(18,632)	(19,244)
Repurchase and cancellation of Common shares	(4,044)	(52,398)
Issuance of shares	1	-
Cash used in financing activities of continuing operations	(22,675)	(71,642)
Cash used in financing activities of discontinued operations	-	(1,193)
Cash used in financing activities	(22,675)	(72,835)
Effect of foreign exchange rate changes on cash and cash equivalents	15	2,467
Net increase (decrease) in cash and cash equivalents during the year	35,293	(48,735)
Cash and cash equivalents, beginning of year	74,067	122,802
Cash and cash equivalents, end of year	$109,360	$74,067
Cash interest paid	$4,504	$2,479
Cash taxes (refunded) paid	$(1,130)	$(2,775)

SOURCE: Nordion